

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

Jane Sheere
Secretary
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

> **Re: Brookfield Property Partners L.P.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-35505**

Dear Jane Sheere:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction